ANTH1, INC.  11941 Bellaire St. Unit G, Thornton, CO  80233

Telephone No. (303) 330-3085

May 15, 2009

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C.  20549

Attention:

Michael Rosenthal; Sasha Parikh;

Lisa Vanjoske; and Suzanne Hayes

Re:

ANTH1, INC. REGISTRATION STATEMENT ON FORM S-1 AND

FORM S-1/A (FILE NO. 333-153018) APPLICATION FOR

WITHDRAWAL OF REGISTRATION STATEMENT

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities

Act of 1933, as amended (the Securities Act), ANTH 1,

Inc. (the Company) hereby respectfully requests withdrawal

of its Registration Statement on Form S-1

(File No. 333-153018)together with all exhibits and

the amendments thereto (collectively, the Registration

Statement). The Registration Statement was initially

filed with the Securities and Exchange Commission

(the Commission)on August 14, 2008 and amended on

November 26, 2008 and again on December 12, 2008.

In light of current public market conditions, the Company

has determined not to proceed with the offering described in the Registration Statement at this time. The Company confirms that no securities have been or will be distributed, issued

or sold pursuant to the Registration Statement or the

prospectus contained therein. Furthermore, there was no

circulation of preliminary prospectuses in connection

with the proposed transaction, and the Registration

Statement was not declared effective by the Commission.

The Company requests, in accordance with Rule 457(p)

under the Securities Act that all fees paid to the

Commission in connection with the filing of the

Registration Statement are credited to the Company's

account to be offset against the filing fee

for any future registration statement(s).

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of

the date that it is filed with the Commission unless,

within fifteen days after such date, the Company receives

notice from the Commission that this application will

not be granted.

If you have any questions regarding the foregoing application for withdrawal, please contact me at 303-330-3085.

Sincerely,

ANTH 1, Inc.

By:

/s/ Mark A. Gohr

Name:

Mark A. Gohr

Title:

Chief Executive Officer